UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Disc Medicine, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

254604101

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+ 44 20 7786 9000

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 254604101

1	NAME OF REPORTING PERSON. AI DMI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,706,976 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,706,976 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,976 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 16.00%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on 16,923,285 shares of Common Stock outstanding, as of December 29, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2022.

CUSIP No. 254604101

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,706,976 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,706,976 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,976 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 16.00%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Based on 16,923,285 shares of Common Stock outstanding, as of December 29, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2022.

CUSIP No. 254604101

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,706,976 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,706,976 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,976 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 16.00%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Based on 16,923,285 shares of Common Stock outstanding, as of December 29, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2022.

CUSIP No. 254604101

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,706,976 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,706,976 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,976 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 16.00%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 16,923,285 shares of Common Stock outstanding, as of December 29, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2022.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by AI DMI LLC (“AI DMI”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the common stock, par value $0.0001 per share (the “Common Stock”), of Disc Medicine, Inc. (the “Issuer”).    The shares of Common Stock of the Issuer are listed on the Nasdaq Global Market under the symbol “IRON.”

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 321 Arsenal Street, Suite 101, Watertown, MA 02472.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
AI DMI LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding company for a strategic investment	Delaware

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.3 hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Considerations

On December 29, 2022, pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated August 9, 2022, and entered into by and among the Issuer (formerly known as Gemini Therapeutics, Inc.), Disc Medicine Opco, Inc. (formerly known as Disc Medicine, Inc.) (“Disc”) and Gemstone Merger Sub, Inc. (“Merger Sub”), Merger Sub merged with and into Disc, with Disc surviving as a wholly owned subsidiary of the Issuer (the “Merger”) and Gemini Therapeutics, Inc. was renamed Disc Medicine, Inc.

Between September 2019 and October 2020, AI DMI acquired 11,666,667 shares of Disc Series A preferred stock at a price of $1.20 per share. In September 2021, AI DMI acquired 3,071,868 shares of Disc Series B preferred stock at a price of $2.40 per share. On December 29, 2022, AI DMI acquired 9,960,159 shares of Disc common stock, par value $0.0001 (“Disc Common Stock”), at a price of $2.51 per share. AI DMI funded such purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

In connection with and immediately prior to the consummation of the Merger, on December 29, 2022, each share of Disc Series A preferred stock and Series B preferred stock converted into a share of Disc Common Stock.

On December 29, 2022, upon consummation of the Merger, all outstanding shares of Disc Common Stock were cancelled in exchange for the right to receive shares of Common Stock on approximately a 0.1096:1 basis. Accordingly, AI DMI received 2,706,976 shares of Common Stock in connection with the Merger.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Issuer’s Form 8-K, as filed with the SEC on August 10, 2022.

Item 4	Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

On December 29, 2022, following consummation of the Merger, the Reporting Persons beneficially owned 2,706,976 shares of Common Stock, which represented approximately 16.00% of the outstanding shares of Common Stock. See “Item 5. Interests in Securities of the Issuer.” In connection with the consummation of the Merger, the Issuer’s board of directors elected Liam Ratcliff, head of Biotechnology at Access Industries, Inc. (an affiliate of the Reporting Persons), to serve as a director of the Issuer. In his capacity as a director of the Issuer, Mr. Ratcliff may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

The Reporting Persons who hold Common Stock directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons and their affiliated individuals may from time to time engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, capital allocation, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case, subject to limitations under applicable law and the Registration Rights Agreement (as defined below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

2,706,976 shares of Common Stock are owned directly by AI DMI and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH, (ii) AIM controls AIH, and (iii) AIH indirectly controls all of the outstanding voting interests in AI DMI. Each of the Reporting Persons (other than AI DMI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Registration Rights Agreement

In connection with the Merger, Disc entered into a Registration Rights Agreement, dated December 28, 2022 (the “Registration Rights Agreement”), with certain stockholders of Disc, including AI DMI (the “Disc Investors”), pursuant to which Disc (i) agreed to register, or cause the Issuer to register, for resale shares of Common Stock issued to the Disc Investors pursuant to the Merger Agreement (the “Registrable Securities”), and (ii) granted certain other registration rights to the Disc Investors.

In particular, the Registration Rights Agreement provides for the following registration rights:

•

Shelf registration rights. No later than 45 calendar days following the completion of the Merger, the Issuer is required to file with the SEC, a shelf registration statement registering the resale of the Registrable Securities, and use its commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as possible.

•

Expenses and indemnification. The fees, costs and expenses of registrations pursuant to the registration rights granted to the Disc Investors under the Registration Rights Agreement will be borne by the Issuer. The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of Registrable Securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders of Registrable Securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Securities of the Issuer shall cease to be Registrable Securities upon the earliest to occur of (i) a registration statement with respect to the sale of such Registrable Securities is declared effective by the SEC under the Securities Act of 1933, as amended and such Registrable Securities have been disposed of by the Disc Investor in accordance with such effective registration statement, (ii) such Registrable Securities have been previously sold in accordance with Rule 144, (iii) such securities become eligible for resale without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144, as determined by counsel to the Issuer pursuant to a written opinion letter to such effect, addressed, delivered and acceptable to the Issuer’s transfer agent and the affected Disc Investors, and (iv) five years after the date of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 99.1 and incorporated herein by reference.

Lock-up Agreement

In connection with the execution of the Merger Agreement, on August 9, 2022, AI DMI entered into a lock-up agreement with the Issuer (the “Lock-up Agreement”). Pursuant to the terms of the Lock-up Agreement, AI DMI agreed, subject to certain exceptions, that it will not, during the period ending 180 days after the closing date of the Merger, offer to sell, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of, or any securities convertible into or exercisable or exchangeable for, enter into any swap, short sale, hedge or another arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of or publicly disclose any intention to effect any transaction previously specified in respect of shares of Common Stock held by AI DMI.

The foregoing description of the Lock-up Agreement does not purpose to be complete and is qualified in its entirety by reference to the Lock-up Agreement, which is filed as Exhibit 99.2 and incorporated herein by reference.

Joint Filing Agreement

A Joint Filing Agreement, dated January 9, 2023, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Form of Registration Rights Agreement, dated as of December 28, 2022, by and between Disc Medicine Opco, Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2022).

99.2	Form of Lock-up Agreement, dated as of August 9, 2022, by and between Disc Medicine, Inc. and AI DMI LLC (incorporated by reference to Exhibit C to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2022).

99.3	Joint Filing Agreement, dated as of January 9, 2023.

99.4	Limited Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2023

AI DMI LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

/s/ *
Name: Leonard Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact